UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Clayton C. Daley, Jr.
   One Procter and Gamble Plaza
   OH, Cincinnati 45202
2. Issuer Name and Ticker or Trading Symbol
   The Procter and Gamble Company (PG)

3. IRS or Social Security Number of Reporting Person (Voluntary)
   N/A
4. Statement for Month/Year
   11/27/2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |11/27/|M   | |3500              |A  |25.5870 1  |                   |D     |                           |
                           | 2002 |    | |                  |   |           |                   |      |                           |
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Common Stock               |11/27/|S   | |2700              |D  |84.575     |                   |D     |                           |
                           | 2002 |    | |                  |   |           |                   |      |                           |
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Common Stock               |11/27/|F   | |841               |D  |84.575     |49388              |D     |                           |
                           | 2002 |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |92                 |I     |By Daley Investment Co. Ltd|
                           |      |    | |                  |   |           |                   |      |.                          |
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Common Stock               |      |    | |                  |   |           |22029.4707         |I     |By Retirement Plan Trustees|
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Stock Option (right to|$25.7813|11/27|M   | |3500       |D  |2/26/|2/26/|Common Stock|3500   |25.7813|5469 3      |D  |            |
 buy)                 | 2      |/ 200|    | |           |   |94   |03   |            |       |       |            |   |            |
                      |        |2    |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Due to the spin-off of a portion of Issuer's business, reporting person's stock option exercise price was adjusted, pursuant to the anti-dilution provisions of Issuer's stock option plan, in order to preserve the pre-spin-off value of the option.
2. Original exercise price before adjustment for spin-off, as indicated in Footnote 1 above.
3. Due to the spin-off of a portion of Issuer's business, the number of shares of the option was adjusted, pursuant to the anti-dilution provisions of Issuer's stock option plan, in order to preserve the pre-spin-off value of the option.